Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of
Subject Company: 1-32423

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments, in particular, information regarding the merger of Cliffs Natural Resources Inc. (“Cliffs”) and Alpha Natural Resources, Inc. (“Alpha”), including expected synergies resulting from the merger, combined operating and financial data of Cliffs and Alpha, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Cliffs and stockholders of Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cliffs’ and Alpha’s respective reports filed with the Securities and Exchange Commission (the “SEC”), including each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cliffs and Alpha each disclaim any duty to update the information herein.

Additional Information and Where to Find It
In connection with the proposed merger, Cliffs has filed with the SEC a Registration Statement on Form S-4 (File No. 333-152974), as amended, that includes a definitive joint proxy statement of Alpha and Cliffs that also constitutes a final prospectus of Cliffs. Alpha has mailed the joint proxy statement/prospectus to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY ALPHA AND CLIFFS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Cliffs with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other related documents filed by Cliffs may also be obtained for free by accessing Cliffs’ website at www.cliffsnaturalresources.com and clicking on the “For Investors” link and then clicking on the link for “SEC Filings”. The documents relating to the proposed merger filed by Alpha may also be obtained for free by accessing Alpha’s website at www.alphanr.com by clicking on the link for “Investor Relations” and then clicking on the link for “SEC Filings”.

Participants in Solicitation
Alpha, Cliffs and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Cliffs shareholders or Alpha stockholders, as applicable, in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Cliffs shareholders or Alpha stockholders, as applicable, in connection with the proposed merger are set forth in the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-152974), as amended, filed by Cliffs with the SEC relating to the proposed merger. You can find information about Cliffs’ executive officers and directors in this joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the merger filed by Cliffs with the SEC and in Cliffs’ definitive proxy statement filed with the SEC on March 26, 2008. You can find information about Alpha’s executive officers and directors in Alpha’s definitive proxy statement filed with the SEC on March 27, 2008. You can obtain free copies of these documents from Alpha or Cliffs by accessing each company’s website as indicated above.

The following is information provided to Alpha Natural Resources employees on November 3, 2008.

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Alpha issued a news release this morning (see attachment) regarding a new development in the proposed merger with Cliffs Natural Resources.

Alpha filed a motion this morning with the Delaware Court of Chancery asking the court to compel Cliffs to hold its shareholder meeting, as previously scheduled, on November 21 to vote on the merger with Alpha. Cliffs has indicated that they would seek to delay the meeting date until December 18 even though both Cliffs and Alpha have mailed proxy materials and voting instruction  to their respective shareholders advising them of the November 21 special meeting.

Alpha sees no reason why the special meetings cannot take place on Nov. 21 as originally agreed to by both companies and as communicated to both companies’ shareholders. In fact, the merger agreement requires both parties to put the merger before stockholders as soon as practicable.

Our Board of Directors and our management team continue to support the merger and continue to encourage Alpha stockholders to vote in favor.